UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.            Name of issuer or person filing (“Filer”): RBC Investor Services Trust on Behalf of Sprott Physical Gold and Silver Trust

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Sprott Physical Gold and Silver Trust

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-271163

	Filed by:	Sprott Physical Gold and Silver Trust

	Date Filed:	April 6, 2023 (concurrent herewith)
(if filed concurrently, so indicate)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

155 Wellington Street West

10th Floor, RBC Centre

Toronto, Ontario

Canada M5V 3L3

(416) 955-8571

E.	The Filer designates and appoints Puglisi & Associates (“Agent”) located at:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)            Any investigation or administrative proceeding conducted by the United States Securities and Exchange Commission (the “Commission”); and

(b)            Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.            The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.            Not applicable because the Form F-X is being filed by a trustee under General Instruction I.(e).

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto on April 6, 2023.

RBC Investor Services Trust, solely in its capacity as trustee of Sprott Physical Gold and Silver Trust

By:	/s/ Bibi Khan
	Name:	Bibi Khan
	Title:	Associate Director, Client Success

This statement has been signed by the following person in the capacity indicated on April 6, 2023.

Puglisi & Associates
(as Agent for Service)

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

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